EXHIBIT 99.11 Media release

Western Range spends A$1 billion with WA businesses
23 June 2023
PERTH, Australia--(BUSINESS WIRE)-- Western Australian businesses have so far been awarded contracts totalling A$1 billion as construction progresses at the Western Range mine in the Pilbara, a joint venture between Rio Tinto (54 percent) and China Baowu Steel Group Co. Ltd (46 percent).
These include:
•Civmec: awarded a contract valued at more than A$330 million for the construction of a new Run of Mine (ROM) pad, primary crushing facility, overland conveying circuit, and modifications to the Coarse Ore Stockpile and downstream conveying system.
•CIMIC Group’s CPB Contractors: awarded a contract valued at approximately A$250 million to deliver the main infrastructure bulk earthworks.
•Primero Group: awarded a contracted valued at approximately A$54 million for the design, supply, construction and commissioning of the Non-Process Infrastructure facilities on site.
•MACA: awarded a contract valued at approximately A$60 million to construct a camp pad and access road as well as crushing and screening work.
•Pilbara Aboriginal Businesses: contracts totalling A$39 million.

Western Range aligns with Rio Tinto’s local procurement strategy which aims to increase opportunities for Pilbara, West Australian and Australian businesses to be a part of the company’s supply chain. Last year, Rio Tinto increased its spend with more than 2,400 suppliers in Western Australia to A$8.6 billion.
Of this spend, A$618 million was spent with Pilbara-based businesses and a record A$504 million was spent with Indigenous businesses in Western Australia. This included A$439 million spent with Traditional Owner businesses – an increase of 45 per cent on the previous year.
Construction at Western Range, which will help sustain production from Rio Tinto’s existing Paraburdoo mining hub, commenced in the first quarter this year and is expected to support approximately 1,600 jobs.
Production from the mine is expected to commence in 2025 with annual capacity of 25 million tonnes of iron ore. The project includes construction of a primary crusher and an 18-kilometre conveyor system linking it to the existing Paraburdoo processing plant.
WA Premier Roger Cook said, “It was significant projects like the Western Range which reinforced Western Australia as an attractive and secure destination for business and investment.
“I want to commend Rio Tinto and Baowu on this latest project milestone and acknowledge their efforts in investing in WA to ensure WA businesses and workers benefit most. It goes to the heart of my Government’s WA Jobs Plan, which is about WA jobs first and its projects like the Western Range that will provide a long pipeline of work for Western Australians into the future.”

China Baowu said, “We are very pleased to see the Western Range project is progressing smoothly, with huge benefits brought to business and local communities in Western Australia. Baowu is committed to becoming a world-class international company. We will promote overseas projects following ESG standards, aiming to contribute to the localisation of the project and community development.”
Rio Tinto Iron Ore Chief Executive Simon Trott said, “Rio Tinto spends billions of dollars with local suppliers across Western Australia and the Pilbara every year, helping support thriving communities across the State by providing local jobs for local people.
“The spending of A$1 billion with Western Australian businesses at Western Range marks a considerable milestone for both the project and those local businesses we are partnering with.
“The connection between Rio Tinto and China Baowu in the Pilbara extends more than 40 years and we are pleased to be further deepening our relationship through our joint commitment to study opportunities for the production of low-carbon iron in Western Australia.”

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